SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 12 February 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS ANNOUNCEMENT, INCLUDING THE APPENDIX AND THE INFORMATION CONTAINED IN IT, IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICES WITHIN THIS ANNOUNCEMENT.

12 February 2015

BT GROUP PLC ("BT" OR THE "COMPANY")

Proposed placing of new ordinary shares to fund part of the cash consideration payable in connection with the acquisition of EE Limited ("EE")

BT today announces its intention to raise approximately £1.0bn through an underwritten placing of new ordinary shares of five pence each in the Company (the "Placing Shares") with institutional investors (the "Placing").

The Placing is being conducted through an underwritten accelerated bookbuilding process (the "Bookbuild") which will be launched immediately following this announcement. J.P. Morgan Securities plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), is acting as Sole Global Co-ordinator, Joint Bookrunner and Joint Corporate Broker in connection with the Placing. Merrill Lynch International ("BofA Merrill Lynch") is acting as Joint Bookrunner and Joint Corporate Broker in connection with the Placing and Goldman Sachs International ("Goldman Sachs") is acting as Joint Bookrunner in connection with the Placing.

BT announced on 5 February 2015 that it had agreed definitive terms to acquire EE for £12.5bn1 (the "Acquisition"). The combination of EE and BT will provide customers with innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities. Integrating the two companies will accelerate BT's mobility strategy and increase BT's capacity for future investment and product innovation as it continues to build world-class digital infrastructure in the UK. The net proceeds of the Placing will be used to fund part of the cash consideration payable in connection with the Acquisition.

Highlights of the Placing

• The Company is seeking to raise approximately £1.0bn, representing approximately 3% of BT's outstanding share capital, through the issuance of new ordinary shares

• The net proceeds of the proposed Placing are to be used to fund part of the cash consideration payable in connection with the Acquisition

• The Placing is not conditional upon completion of the Acquisition and if the Acquisition does not complete, the Placing proceeds will be retained by the Company and used for general corporate purposes

Highlights of the Acquisition

• On 5 February 2015, BT announced that it had agreed definitive terms to acquire EE for £12.5bn1 with the cash consideration to be financed through a combination of new debt financing and approximately £1bn from the placing of new BT shares

• EE is the leading mobile network operator in the UK with 31m customers of which 24.5m are direct mobile customers2 and 834,000 are fixed broadband customers. It has the largest 4G customer base of any operator in Europe

• The consideration for EE will be payable as a combination of cash and new BT ordinary shares issued to both Deutsche Telekom and Orange

• Following the Acquisition and Placing, Deutsche Telekom will hold a 12% stake in BT and will be entitled to appoint one non-executive member of the BT Board of Directors. Orange will hold a 4% stake in BT

• By combining the UK's most advanced 4G network and most extensive superfast broadband network, BT will have greater scope for future investment and product innovation

• BT expects to achieve combined operating cost and capex synergies of around £360m p.a. in the fourth full year post completion of the Acquisition. This is equivalent to a net present value of around £3.5bn before integration costs or around £3.0bn after integration costs

• BT expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes BT selling its broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT also expects to accelerate the sale of converged fixed-mobile services to BT's existing consumer and business customers and offer new services, using both companies' product portfolios, skills and networks. BTexpects to generate revenue synergies with a total net present value of approximately £1.6bn

• The Acquisition values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF, adjusted for the net present value of the operating cost and capex synergies3

• The Acquisition is expected to be accretive to FCF per share in the first full year post completion of the Acquisition4. As a result of EE's high amortisation and depreciation charge, the Acquisition is expected to be accretive to Adjusted EPS one year later4

• The cash return on investment of the Acquisition is expected to comfortably exceed BT's cost of capital in the third full year post completion of the Acquisition

• The Acquisition is subject to approval by the shareholders of BTand merger clearance, in particular from the UK Competition and Markets Authority. It is expected to complete before the end of BT's 2015/16 financial year

Notes

1 The price when the Acquisition completes may be different depending on the BT share price at the time

2 As at 31 December 2014 as reported in EE's results for the fourth quarter to 31 December 2014. Total network connections of 30,936,000 of which 14,901,000 are postpay mobile customers, 9,575,000 are prepay mobile customers. Excludes, inter alia, MVNO and machine-to-machine connections

3 The multiples are calculated based on: an Acquisition price of £12.5bn less the NPV of the operating cost and capex synergies after integration costs of approximately £3.0bn; and EE Adjusted EBITDA for the twelve months to 31 December 2014 of £1,589m and OpFCF (defined as Adjusted EBITDA less capital expenditure) for the twelve months to 31 December 2014 of £993m (both adjusted to remove management and brand fees of £146m, restructuring costs of £77m and exceptional expenses of £336m), as reported in EE's results for the year ended 31 December 2014

4 After operating cost and capex synergies and before integration costs; assuming a Placing of £1bn priced at 423 pence per BT share, the closing price on 4 February 2015, the last Business Day before the announcement of the Acquisition; and excluding purchase accounting adjustments relating to the Acquisition

Details of the Placing

The Bookbuild will open with immediate effect following this announcement. The number of Placing Shares and the price at which the Placing Shares are to be placed (the "Placing Price") will be agreed by J.P. Morgan Cazenove, BofA Merrill Lynch, Goldman Sachs and BT at the close of the Bookbuild. The timing of the close of the Bookbuild, pricing and allocations are at the discretion of J.P. Morgan Cazenove, BofA Merrill Lynch, Goldman Sachs and BT. Details of the Placing Price and the number of Placing Shares will be announced as soon as practicable after the close of the Bookbuild.

The Placing has been underwritten by J.P. Morgan Cazenove, BofA Merrill Lynch and Goldman Sachs subject to the conditions and termination rights set out in the placing agreement between BT, J.P. Morgan Cazenove, BofA Merrill Lynch and Goldman Sachs (the "Placing Agreement"). Further details of the Placing Agreement can be found in the terms and conditions of the Placing contained in the Appendix to this announcement (together, this "Announcement").

The Placing Shares, when issued, will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of five pence each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Applications will be made to the FCA for the Placing Shares to be admitted to the premium listing segment of the Official List of the UK Listing Authority (the "Official List") and to trading on the main market of the London Stock Exchange plc (together, "Admission"). It is expected that settlement for the Placing Shares and Admission will take place at 8.00 a.m. on 17 February 2015. The Placing is conditional upon, amongst other things, Admission becoming effective and upon the Placing Agreement not being terminated in accordance with its terms.

This Announcement should be read in its entirety. In particular, your attention is drawn to the "Important Notices" section of this Announcement, to the detailed terms and conditions of the Placing and further information relating to the Bookbuild described in the Appendix to this Announcement (which forms part of this Announcement).

By choosing to participate in the Placing and by making an oral and legally binding offer to acquire Placing Shares, investors will be deemed to have read and understood this Announcement in its entirety (including the Appendix) and to be making such offer on the terms and subject to the conditions of the Placing contained herein, and to be providing the representations, warranties and acknowledgements contained in the Appendix.

Use of proceeds

The net proceeds of the Placing will be used to fund part of the cash consideration payable in connection with the Acquisition. The Acquisition is expected to complete before the end of BT's 2015/16 financial year, subject to shareholder approval and merger clearance. The Placing is not conditional upon completion of the Acquisition and if the Acquisition does not complete, the Placing proceeds will be retained by the Company and used for general corporate purposes.

ENDS

Enquiries:

BT Group plc

Press office:

Ross Cook Tel: 020 7356 5369

Investor relations:

Damien Maltarp Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

J.P. Morgan Cazenove
Edmund Byers
Hugo Baring
Greg Chamberlain

Tel: 020 7742 4000

BofA Merrill Lynch
Andrew Tusa
James Fleming
Tony White

Tel: 020 7628 1000

Goldman Sachs
William Smiley
Richard Cormack

Tel: 020 7774 1000

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

IMPORTANT NOTICES

This Announcement and the information contained in it is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, in, into or from the United States (including its territories and possessions, any state of the United States and the District of Columbia, collectively the "United States"), Australia, Canada, Japan or South Africa or any other state or jurisdiction in which the same would be unlawful restricted, unlawful or unauthorised (each a "Restricted Territory"). This Announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy, acquire or subscribe for shares in the capital of the Company in any Restricted Territory or to any person to whom it is unlawful to make such offer or solicitation. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. Subject to certain exemptions, the securities referred to herein may not be offered or sold in any Restricted Territory or for the account or benefit of any national resident or citizen of any Restricted Territory. The Placing Shares have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") or the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States, and may not be offered, sold or transferred, directly or indirectly, in the United States absent registration under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. Any offering of the Placing Shares to be made in the United States will be made only to a limited number of "qualified institutional buyers" as defined in Rule 144A under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act in a transaction not involving any public offering and outside the United States in offshore transactions in accordance with Regulation S under the Securities Act ("Regulation S"). No public offering of the shares referred to in this Announcement is being made in the United Kingdom, any Restricted Territory or elsewhere.

The distribution of this Announcement and the Placing of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required to inform themselves about, and to observe, such restrictions. The information contained in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction, or disclosure of any information contained in this Announcement in whole or in part is unauthorised. Failure to comply with these restrictions may constitute a violation of the Securities Act or the applicable laws of other jurisdictions.

This Announcement is directed only at: (A) persons in member states of the European Economic Area (the "EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA) and includes any relevant implementing measure in each relevant member state of the EEA) (the "Prospectus Directive") ("Qualified Investors"); (B) persons in the United Kingdom who are Qualified Investors and who (i) have professional experience in matters relating to investments and who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) who are high net worth companies, unincorporated associations and other persons to whom it may lawfully be communicated in accordance with Article 49(2)(a) to (d) of the Order; or (iii) other persons to whom it may lawfully be communicated; or (C) other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). Any investment activity in connection with the Placing will only be available to, and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This Announcement, including the Appendix, has been issued by, and is the sole responsibility, of the Company. This Announcement is for information only and does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction in which such an offer or solicitation is unlawful, including without limitation, the United States, Australia, Canada, Japan or South Africa. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. No prospectus will be made available in connection with the matters contained in this Announcement and no such prospectus is required (in accordance with the Prospectus Directive) to be published. Persons needing advice should consult an independent financial adviser.

No representation or warranty, express or implied, is or will be made as to or in relation to, and aside from the responsibilities and liabilities, if any, which may be imposed by the Financial Services and Markets Act 2000, as amended or the regulatory regime established thereunder or any other applicable regulatory regime; no responsibility or liability is or will be accepted by J.P. Morgan Cazenove, BofA Merrill Lynch or Goldman Sachs nor any of their respective affiliates, parent undertakings, subsidiary undertakings or subsidiaries of their parent undertakings or any of their respective directors, officers, employees, agents or advisers or any other person as to or in relation to, the accuracy, completeness or sufficiency of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers in connection with the Company, the Placing Shares or the Placing (including, without prejudice to the generality of the foregoing, any such information or opinions or for any errors or omissions); and any liability therefor is expressly disclaimed.

J.P. Morgan Securities plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove, Merrill Lynch International and Goldman Sachs International, each of which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority in the United Kingdom, are each acting solely for the Company and no one else in connection with the Placing and Admission and will not regard any other person (whether or not a recipient of this Announcement) as a client in relation to the Placing and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the Placing and Admission or any transaction, arrangement or other matter referred to in this Announcement.

This Announcement contains (or may contain) statements that are, or may be deemed to be, "forward-looking statements", including within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and projections about future events and other matters that are not historical fact. These forward-looking statements are sometimes identified by the use of a date in the future or forward-looking terminology, including, but not limited to, the words "aim", "anticipate", "believe", "intend", "plan", "estimate", "expect", "may", "target", "project", "will", "could" or "should" or, in each case, their negative or other variations or words of similar meaning. These forward-looking statements include matters that are not historical facts and include statements that reflect the directors' intentions, beliefs and current expectations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that may not occur in the future or are beyond the Company's control. They are not guarantees of future performance and are based on one or more assumptions.

Forward-looking statements appear in a number of places throughout this Announcement and include statements regarding the intentions, beliefs or current expectations of the Company concerning, without limitation: current and future years' outlook; revenue and revenue trends; EBITDA; free cash flow and operating free cash flow; capital expenditure; shareholder returns including progressive dividends; net debt; credit ratings; investment in and rollout of BT's fibre network, and its reach, innovations, increased speeds and speed availability; BT's broadband-based service and strategy; BT's investment in TV; growth opportunities in networked IT services; the pay-TV services market, broadband, and mobility and future voice; enhancing BT's TV service; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from the Acquisition, including revenue, operating cost and capital expenditure synergies; and BT's plans and objectives following the Acquisition.

Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Any forward-looking statements in this Announcement reflect the Company's view with respect to future events as at the date of this Announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the conditions to the Acquisition being satisfied, including regulatory approval of the Acquisition, increased leverage as a result of the Acquisition, the Company's ability to integrate the businesses and retention of key personnel, the successful realisation of the anticipated synergies and strategic benefits and an adequate return on its investment from the Acquisition, consumer behaviour, the increased regulatory burden facing the Enlarged Group, maintenance of EE's performance and momentum in its business during the period prior to Acquisition and throughout integration and the Company's operations, result of operations, financial condition, growth, strategy, liquidity and the industry in which the Company operates, and the other risk factors highlighted in the Company's 2014 Annual Report and risks associated with mobile network operations, as detailed in EE's EMTN prospectus dated 28 March 2014. No assurances can be given that the forward-looking statements in this Announcement will be realised. BT's actual performance, results of operations, internal rate of return, financial condition, distributions to shareholders, development of its financing strategies and the results or eventual success of the Acquisition may differ materially from the impression created by the forward-looking statements contained in this Announcement. In addition, even if BT's actual performance, results of operations, financial condition, distributions to shareholders and results of the Acquisition are consistent with the forward-looking statements contained in this Announcement, those results or developments may not be indicative of results or developments in subsequent periods.

The information contained in this Announcement is subject to change without notice and the Company does not undertake any responsibility or obligation nor does it intend to revise or update publicly or review any of the forward-looking statements in this Announcement to reflect events or circumstances after the date of this Announcement (except to the extent required by the Financial Conduct Authority, the London Stock Exchange or by applicable law, the Listing Rules or the Disclosure Rules and Transparency Rules). Prospective investors should not place undue reliance on forward-looking statements, which speak only as of the date of this Announcement, as a prediction of actual results or otherwise.

No statement in this Announcement is or is intended to be a profit forecast or profit estimate and no statement in this Announcement should be interpreted to mean or to imply that the earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical or published earnings per share of the Company. The price of the Placing Shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the Placing Shares.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the London Stock Exchange.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

TERMS AND CONDITIONS

IMPORTANT INFORMATION ON THE PLACING FOR INVITED PLACEES ONLY

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT (WHICH IS FOR INFORMATION PURPOSES ONLY) AND THE TERMS AND CONDITIONS SET OUT IN THIS APPENDIX ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA") WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE EU PROSPECTUS DIRECTIVE (WHICH MEANS DIRECTIVE 2003/71/EC, AS AMENDED FROM TIME TO TIME, INCLUDING DIRECTIVE 2010/73/EC, AND INCLUDES ANY RELEVANT IMPLEMENTING DIRECTIVE MEASURE IN ANY MEMBER STATE) (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"); AND (B) PERSONS IN THE UNITED KINGDOM WHO ARE QUALIFIED INVESTORS AND (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; OR (III) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED; OR (C) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION OF THE UNITED STATES. THE PLACING SHARES ARE BEING OFFERED AND SOLD IN THE UNITED STATES ONLY TO "QUALIFIED INSTITUTIONAL BUYERS" ("QIBs") AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES OR ELSEWHERE.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF AN ACQUISITION OF PLACING SHARES.

Persons who are invited to and who choose to participate in the placing (the "Placees") of new ordinary shares (the "Placing") in the capital of BT Group plc (the "Company") of nominal value of five pence (the "Placing Shares"), and who are located outside of the United States and Canada, by making an oral or written offer to acquire Placing Shares, including any individuals, funds or others on whose behalf a commitment to acquire Placing Shares is given (the "Non-U.S. Placees" and "non-Canadian Placees", as the case may be, and together, "non-North American Placees"), will (i) be deemed to have read and understood this Announcement, including this Appendix, in its entirety; and (ii) be making such offer on the terms and conditions of the Placing contained in this Appendix, including being deemed to be providing (and shall only be permitted to participate in the Placing on the basis that they have provided) the representations, warranties, acknowledgements and undertakings set out herein.

In particular each non-North American Placee represents, warrants and acknowledges that:

(a) it is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

(b) it is and, at the time the Placing Shares are acquired, will be outside the United States and is acquiring the Placing Shares in an "offshore transaction" in accordance with Rule 903 of Regulation S, and it is acquiring beneficial interests in the Placing Shares for its own account or, if acquiring the Shares for the account of one or more other persons, it has full power and authority to make the representations, warranties, agreements and acknowledgements herein on behalf of each such account; and

(c) if it is a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, that any Placing Shares acquired by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the EEA which has implemented the Prospectus Directive to Qualified Investors, or in circumstances in which the prior consent of the Joint Bookrunners (as defined below) has been given to each such proposed offer or resale.

Each Placee located in the United States (the "U.S. Placees") and Canada ("Canadian Placees") shall make specific representations, warranties and acknowledgements pursuant to a U.S. investor representation letter, or a Canadian investor representation letter, as the case may be.

The Company and the Joint Bookrunners will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with or registered by the Australian Securities and Investments Commissions or the Japanese Ministry of Finance; and the Placing Shares have not been, nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Australia, Canada, Japan or South Africa. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, Japan, South Africa or any other jurisdiction outside the United Kingdom.

The Joint Bookrunners (as defined below) do not make any representation to any Placees regarding an investment in the securities referred to in this Announcement.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the Announcement of which it forms part should seek appropriate advice before taking any action.

Details of the Placing Agreement and of the Placing Shares

J.P. Morgan Securities plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), Merrill Lynch International ("BofA Merrill Lynch") and Goldman Sachs International ("Goldman Sachs") are acting as joint bookrunners in connection with the Placing (together, the "Joint Bookrunners", and each a "Joint Bookrunner") and have entered into a placing agreement (the "Placing Agreement") with the Company under which they have agreed to use their respective reasonable endeavours to procure Placees to take up the Placing Shares, on the terms and subject to the conditions set out therein.

Each of the Joint Bookrunners has severally (and not jointly or jointly and severally) agreed with the Company, to the extent that Placees are not procured, to take up the Placing Shares at a certain price, or in the event of any default by any Placee in paying the Placing Price (as defined below) in respect of any Placing Shares allotted to it, to take up such Placing Shares themselves at the Placing Price in each case in the agreed proportions as set out in the Placing Agreement.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of five pence per share in the capital of the Company (the "Ordinary Shares"), including the right to receive all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after the date of Admission (as defined below), and will on issue be free of all claims, liens, charges, encumbrances and equities.

Applications for listing and admission to trading

Applications will be made to the Financial Conduct Authority (the "FCA") for admission of the Placing Shares to the premium listing segment of the Official List of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for admission to trading of the Placing Shares on its main market for listed securities (together, "Admission").

It is expected that Admission of the Placing Shares will become effective at or around 8.00 a.m. (London time) on 17 February 2015 (or such later time and/or date as the Joint Bookrunners may agree with the Company) (the "Closing Date") and that dealings in the Placing Shares will commence at that time.

Bookbuild

The Joint Bookrunners will today commence the bookbuilding process in respect of the Placing (the "Bookbuild") to determine demand for participation in the Placing by Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees in respect of any Placing Shares.

The Joint Bookrunners shall be entitled to effect the Placing by such alternative method to the Bookbuild as they may, in their absolute discretion, following consultation with the Company, determine.

Participation in, and principal terms of, the Placing

1. The Joint Bookrunners are acting as bookrunners and agents of the Company in connection with the Placing.

2. The Joint Bookrunners are arranging the Placing severally, and not jointly, nor jointly and severally, as Joint Bookrunners and agents of the Company. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by any of the Joint Bookrunners. Each of the Joint Bookrunners and their respective affiliates are entitled to enter bids as principal in the Bookbuild.

3. The Bookbuild, if successful, will establish a single price payable in respect of the Placing Shares to the Joint Bookrunners by all Placees whose bids are successful (the "Placing Price"). The Placing Price and the number of Placing Shares to be issued will be agreed between the Joint Bookrunners and the Company following completion of the Bookbuild and any discount to the market price of the Ordinary Shares will be determined in accordance with the listing rules of the FCA. The Placing Price and the number of Placing Shares to be issued will be announced on a Regulatory Information Service following completion of the Bookbuild.

4. To bid in the Bookbuild, Placees should communicate their bid by telephone to their usual sales contact at one of the Joint Bookrunners. Each bid should state the number of Placing Shares which the prospective Placee wishes to acquire at either the Placing Price which is ultimately established by the Company and the Joint Bookrunners or at prices up to a price limit specified in its bid. Bids may be scaled down by the Joint Bookrunners on the basis referred to in paragraph 8 below.

5. A bid in the Bookbuild will be made on the terms and subject to the conditions in this Appendix and will be legally binding on the Placee on behalf of which it is made and, except with the Joint Bookrunners' consent, will not be capable of variation or revocation after the time at which it is submitted. Each Placee will also have an immediate, separate, irrevocable and binding obligation owed to the Joint Bookrunners, as agent for the Company, to pay it (or as it may direct) in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares that such Placee has agreed to acquire and the Company has agreed to allot. Each Placee's obligations will be owed to the Joint Bookrunners.

6. The Bookbuild is expected to close no later than 4.00pm (London time) on 12 February 2015 but may be closed earlier or later, at the discretion of the Joint Bookrunners and the Company. The Joint Bookrunners may, in agreement with the Company, accept bids that are received after the Bookbuild has closed.

7. Each prospective Placee's allocation will be agreed between the Joint Bookrunners (in consultation with the Company) and will be confirmed to Placees orally by the relevant Joint Bookrunner following the close of the Bookbuild, and a trade confirmation will be dispatched as soon as possible thereafter. The relevant Joint Bookrunner's oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) in favour of such Joint Bookrunner and the Company, to acquire the number of Placing Shares allocated to it and to pay the relevant Placing Price on the terms and conditions set out in this Appendix and in accordance with the Company's articles of association. All obligations under the Bookbuild and Placing will be subject to fulfilment or (where applicable) waiver of the conditions referred to below under "Conditions of the Placing" and to the Placing not being terminated on the basis referred to below under "Right to terminate under the Placing Agreement". By participating in the Bookbuild, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

8. The Joint Bookrunners may choose to accept bids, either in whole or in part, on the basis of allocations determined in agreement with the Company and may scale down any bids for this purpose on such basis as they may determine. The Joint Bookrunners may also, notwithstanding paragraphs 4 and 5 above and subject to prior consent of the Company (i) allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time and (ii) allocate Placing Shares after the Bookbuild has closed to any person submitting a bid after that time. The Company reserves the right (upon agreement with the Joint Bookrunners) to reduce or seek to increase the amount to be raised pursuant to the Placing, at its absolute discretion. The acceptance of the bids shall be at the relevant Joint Bookrunner's absolute discretion, subject to agreement with the Company.

9. Irrespective of the time at which a Placee's allocation pursuant to the Placing is confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Registration and Settlement".

10. Except as required by law or regulation, no press release or other announcement will be made by the Joint Bookrunners or the Company using the name of any Placee (or its agent), in its capacity as Placee (or agent), other than with such Placee's prior written consent.

11. By participating in the Bookbuild, each Placee agrees that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

12. To the fullest extent permissible by law none of the Joint Bookrunners nor any of their respective affiliates, agents, directors, officers or employees shall have any responsibility or liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none of the Joint Bookrunners nor any of their respective affiliates, agents, directors, officers or employees shall have any responsibility or liability (including, to the fullest extent permissible by law any fiduciary duties) in respect of the Joint Bookrunners' conduct of the Bookbuild or such alternative method of effecting the Placing as the Joint Bookrunners and the Company may agree.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms. The Joint Bookrunners' obligations under the Placing Agreement are conditional on, inter alia:

(a) none of the representations, warranties and undertakings of the Company contained in the Placing Agreement being untrue, inaccurate or misleading on and as at the date of the Placing Agreement and immediately prior to Admission;

(b) Admission taking place by 8:00 a.m. (London time) on the Closing Date (or such later time and/or date as the Company and the Joint Bookrunners may otherwise agree); and

(c) the Company, allotting subject only to Admission, the Placing Shares in accordance with the Placing Agreement.

If: (i) any of the conditions contained in the Placing Agreement, including those described above, are not fulfilled or (where permitted) waived by the Joint Bookrunners by the relevant time or date specified (or such later time or date as the Joint Bookrunners may agree in writing); or (ii) any of such conditions become incapable of being satisfied; or (iii) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and the Placees' rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by it in respect thereof.

The Joint Bookrunners may in their absolute discretion and upon such terms as they think fit, waive compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement save that the above conditions relating, inter alia, to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

None of the Joint Bookrunners nor any of their respective affiliates, agents, directors, officers or employees shall have any responsibility or liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Joint Bookrunners.

Lock-up

The Company has undertaken to the Joint Bookrunners that, between the date of the Placing Agreement and 90 days after (but including) the date of Admission, it will not, without the prior written consent of the Joint Bookrunners, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of any securities of the same class as the Placing Shares or any securities convertible into or exchangeable for securities of the same class as the Placing Shares or other instruments representing interests in securities of the same class as the Placing Shares or enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Ordinary Shares, subject to certain carve-outs agreed between the Joint Bookrunners and the Company.

By participating in the Placing, Placees agree that the exercise by any Joint Bookrunner of any power to grant consent to the undertaking by the Company of a transaction which would otherwise be subject to the lock-up under the Placing Agreement shall be within the absolute discretion of that Joint Bookrunner and that it need not make any reference to, or consult with, Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise of the power to grant consent.

Right to terminate under the Placing Agreement

The Joint Bookrunners are entitled, at any time before Admission, to terminate the Placing Agreement in accordance with the terms of the Placing Agreement in certain circumstances, including a breach of the warranties given to the Joint Bookrunners in the Placing Agreement or the occurrence of a force majeure event.

Upon such notice being given, the parties to the Placing Agreement shall be released and discharged (except for any liability arising before or in relation to such termination) from their respective obligations under or pursuant to the Placing Agreement, subject to certain exceptions.

By participating in the Placing, Placees agree that the exercise by any Joint Bookrunner of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of that Joint Bookrunner and that it need not make any reference to, or consult with, Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved by the FCA or submitted to the London Stock Exchange in relation to the Placing or Admission and no such prospectus is required (in accordance with the Prospectus Directive) to be published. Placees' commitments will be made solely on the basis of the information contained in this Announcement, including this Appendix, released by the Company today and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this Announcement and subject to the further terms set forth in the contract note to be provided to individual prospective Placees.

Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement, including this Appendix, and all other publicly available information previously published by the Company by notification to a Regulatory Information Service or otherwise filed by the Company is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Company or the Joint Bookrunners or any other person and none of the Company, the Joint Bookrunners nor any of their respective affiliates nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation by that person.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the system administered by Euroclear UK & Ireland Limited ("CREST"), subject to certain exceptions. The Joint Bookrunners and the Company reserve the right to require settlement for, and delivery of, the Placing Shares (or any part thereof) to Placees by such other means that they deem necessary if delivery or settlement is not possible or practicable within the CREST system by the expected time for settlement and delivery set out in this Announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Following the closing of the Bookbuild for the Placing, each Placee allocated Placing Shares in the Placing will be sent a trade confirmation in accordance with the standing arrangements in place with the relevant Joint Bookrunner stating the number of Placing Shares allocated to it at the Placing Price, the aggregate amount owed by such Placee to the Joint Bookrunner and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with the standing CREST instructions in respect of the Placing Shares that it has in place with the relevant Joint Bookrunner.

The Company will deliver the Placing Shares to a CREST account operated by J.P. Morgan Cazenove as the Company's agent and J.P. Morgan Cazenove will enter its delivery (DEL) instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction with the relevant Joint Bookrunner will then allow delivery of the relevant Placing Shares to that Placee against payment.

It is expected that settlement will be on 17 February 2015 on a T+3 delivery basis in accordance with the instructions set out in the contract note.

In the event of any difficulties or delays in the admission of the Placing Shares to CREST or the use of CREST in relation to the Placing, the Company and the Joint Bookrunners may agree that the Placing Shares should be issued in certificated form. The Joint Bookrunners reserve the right to require settlement for the Placing Shares, and to deliver the Placing Shares to Placees, by such other means as they deem necessary if delivery or settlement to Placees is not practicable within the CREST system or would not be consistent with regulatory requirements in a Placee's jurisdiction.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the Joint Bookrunners.

Each Placee is deemed to agree that, if it does not comply with these obligations, the Joint Bookrunners may sell any or all of the Placing Shares allocated to that Placee on such Placee's behalf and retain from the proceeds, for the Joint Bookrunners' account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) or other similar taxes imposed in any jurisdiction which may arise upon the sale of such Placing Shares on such Placee's behalf. By communicating a bid for Placing Shares, each Placee confers on the relevant Joint Bookrunner all such authorities and powers necessary to carry out any such sale and agrees to ratify and confirm all actions which the relevant Joint Bookrunner lawfully takes in pursuance of such sale.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the contract note is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below and in particular provided there is no agreement for the sale of the Placing Shares between any such agent and the Placee, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. If there are any circumstances in which any stamp duty or stamp duty reserve tax (including any interest and penalties relating thereto) is payable in respect of the allocation, allotment, issue or delivery of the Placing Shares (or for the avoidance of doubt if any stamp duty or stamp duty reserve tax is payable in connection with any subsequent transfer of or agreement to transfer Placing Shares), none of the Joint Bookrunners nor the Company shall be responsible for the payment thereof.

Placees shall not be entitled to receive any fee or commission in connection with the Placing.

Representations, Warranties and Further Terms

By participating in the Placing each non-North American Placee (and any person acting on such non-North American Placee's behalf) irrevocably acknowledges, confirms, undertakes, represents, warrants and agrees (as the case may be) with the Joint Bookrunners (in their capacity as bookrunners and placing agents of the Company, in each case as a fundamental term of their application for Placing Shares), the following:

(a) it has read and understood this Announcement, including this Appendix, in its entirety and that its acquisition of Placing Shares is subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained herein and undertakes not to redistribute or duplicate this Announcement and that it has not relied on, and will not rely on, any information given or any representations, warranties or statements made at any time by an person in connection with the Placing, the Company, the Placing Shares or otherwise;

(b) no offering document or prospectus has been or will be prepared in connection with the Placing and it has not received and will not receive a prospectus or other offering document in connection with the Bookbuild, the Placing or the Placing Shares and the Joint Bookrunners have not provided and will not provide to it any other material regarding the Placing Shares or the Company and it has not requested the Joint Bookrunners to provide any such information;

(c) the Ordinary Shares are listed on the premium listing segment of the Official List and are admitted to trading on the main market of the London Stock Exchange and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the FCA and it is able to obtain or access such information, or comparable information concerning any other publicly traded company, in each case without undue difficulty;

(d) the Placing is not conditional on completion of the Acquisition and that although the Company anticipates using the proceeds raised through the Placing for the Acquisition, that the Acquisition is dependent upon certain conditions being satisfied and that accordingly neither the Company nor the Joint Bookrunners warrant or represent that the Acquisition will take place;

(e) it has made its own assessment and has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relevant to its investment in the Placing Shares;

(f) none of the Joint Bookrunners, their respective affiliates or any person acting on behalf of any of them has or shall have any liability for any information made publicly available by or in relation to the Company or any representation, warranty or statement relating to the Company or the BT group contained therein or otherwise, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

(g) none of the Joint Bookrunners, the Company, any of their respective affiliates, agents, directors, officers or employees or any person acting on behalf of any of them has provided, nor will provide, it with any material regarding the Placing Shares or the Company other than this Announcement; nor has it requested any of the Joint Bookrunners, the Company, any of their respective affiliates or any person acting on behalf of any of them to provide it with any such information;

(h) unless otherwise specifically agreed with the Joint Bookrunners, it is not and at the time the Placing Shares are acquired, neither it nor the beneficial owner of the Placing Shares will be, a resident of the United States, Australia, Canada, Japan or South Africa and further acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada, Japan or South Africa and, subject to certain exceptions, may not be offered, sold, transferred, delivered or distributed, directly or indirectly, in or into those jurisdictions;

(i) the Placing Shares have not been and will not be registered and that a prospectus will not be cleared in respect of any of the Placing Shares under the securities laws or legislation of the United States or any state or jurisdiction thereof, Australia, Canada, Japan or South Africa and, subject to certain exceptions, may not be offered, sold, or delivered or transferred, directly or indirectly, in or into those jurisdictions;

(j) the Placing Shares are being subscribed for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Placing Shares within the meaning of the United States securities laws;

(k) each of it and the beneficial owner of the Placing Shares is, and at the time the Placing Shares are acquired will be, located outside the United States and acquiring the Placing Shares in an "offshore transaction" as defined in Rule 902, and in accordance with Rule 903, of Regulation S;

(l) the Placing Shares may not be reoffered, resold, pledged or otherwise transferred by it except outside the United States in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act;

(m) it is located outside the United States and it is not acquiring any of the Placing Shares as a result of any form of directed selling efforts (as defined in Regulation S under the Securities Act);

(n) where it is acquiring the Placing Shares for one or more managed accounts, it is authorised in writing by each managed account to acquire the Placing Shares for each managed account;

(o) if it is a pension fund or investment company, its acquisition of Placing Shares is in full compliance with applicable laws and regulations;

(p) understands that the Placing Shares are expected to be issued to it through CREST;

(q) the content of this Announcement is exclusively the responsibility of the Company and that none of the Joint Bookrunners, nor their respective affiliates, agents, directors, officers or employees or any person acting on behalf of any of them has or shall have any liability for any information, representation or statement contained in, or omission from, this Announcement or any information previously or subsequently published by or on behalf of the Company including, without limitation, any information required to be published by the Company pursuant to applicable laws ("Exchange Information"), and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this Announcement or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire Placing Shares is contained in this Announcement and any information previously published by the Company by notification to a Regulatory Information Service, such information being all that such Placee deems necessary or appropriate and sufficient to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given, or representations, warranties or statements made, by any of the Joint Bookrunners or the Company nor any of their respective affiliates and none of the Joint Bookrunners or the Company will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing. None of the Joint Bookrunners, the Company nor any of their respective affiliates has made any representations to it, express or implied, with respect to the Company, the Placing and the Placing Shares or the accuracy, completeness or adequacy of the Exchange Information or any other information, and each of them disclaims any liability in respect thereof. Nothing in this paragraph or otherwise in this Announcement excludes the liability of any person for fraudulent misrepresentation made by that person;

(r) the issue to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to issue or transfer Placing Shares into a clearance service;

(s) it has complied with its obligations under the Criminal Justice Act 1993, section 118 of the Financial Services and Markets Act 2000 (the "FSMA") and in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002 (as amended), the Terrorism Act 2000, the Terrorism Act 2006 and the Money Laundering Regulations 2007 and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government agency having jurisdiction in respect thereof (the "Regulations") and the Money Laundering Sourcebook of the FCA and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

(t) its commitment to acquire Placing Shares on the terms set out herein will continue notwithstanding any amendment that may in future be made to the terms and conditions of the Placing and that Placees will have no right to be consulted or require that their consent be obtained with respect to the Company's or the Joint Bookrunners' conduct of the Placing;

(u) it is acting as principal only in respect of the Placing or, if it is acting for any other person (i) it is duly authorised to do so and has full power to make the acknowledgments, representations and agreements herein on behalf of each such person, and (ii) it is and will remain liable to the Company and/or the Joint Bookrunners for the performance of all its obligations as a Placee in respect of the Placing (regardless of the fact that it is acting for another person);

(v) if a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Placing Shares acquired by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in a member state of the EEA which has implemented the Prospectus Directive other than Qualified Investors, or in circumstances in which the prior consent of the Joint Bookrunners has been given to the proposed offer or resale;

(w) it has not offered or sold and will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;

(x) it has not offered or sold and will not offer or sell any Placing Shares to the public in any member state of the EEA except in circumstances falling within Article 3(2) of the Prospectus Directive which do not result in any requirement for the publication of a prospectus pursuant to Article 3 of that Directive;

(y) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) relating to the Placing Shares in circumstances in which section 21(1) of the FSMA does not require approval of the communication by an authorised person;

(z) it has complied and will comply with all applicable laws with respect to anything done by it in relation to the Placing Shares (including all relevant provisions of the FSMA in respect of anything done in, from or otherwise involving, the United Kingdom);

(aa) if it has received any confidential price sensitive information about the Company in advance of the Placing, it has not (i) dealt in the securities of the Company, (ii) encouraged or required another person to deal in the securities of the Company, or (iii) disclosed such information to any person, prior to the information being made publicly available;

(bb) if in a member state of the EEA, unless otherwise specifically agreed with the Joint Bookrunners in writing, it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive;

(cc) if in the United Kingdom, that it is a person (i) having professional experience in matters relating to investments who falls within the definition of "investment professionals" in Article 19(5) of the Order, or (ii) who falls within Article 49(2)(a) to (d) ("High Net Worth Companies, Unincorporated Associations, etc") of the Order, or (iii) if not a person meeting the criteria for an investment professional or otherwise of the foregoing (or the criteria of qualified investors for the purposes of section 86(7) of the FSMA), that he or she is a director of the Companyat the time of the Placing, or (iv) to whom this Announcement may otherwise lawfully be communicated;

(dd) no action has been or will be taken by either the Company or the Joint Bookrunners or any person acting on behalf of the Company or the Joint Bookrunners that would, or is intended to, permit a public offer of the Placing Shares in any country or jurisdiction where any such action for that purpose is required;

(ee) it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions that apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees, permits, authorisations, approvals and consents which may be required thereunder and complied with all necessary formalities and that it has not taken any action or omitted to take any action which will or may result in the Joint Bookrunners, the Company or any of their respective directors, officers, agents, employees or advisers acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Placing;

(ff) it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to its participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations;

(gg) it (and any person acting on its behalf) will make payment in respect of the Placing Shares allocated to it in accordance with this Appendix on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other acquirers or sold as the Joint Bookrunners may in their sole discretion determine and without liability to such Placee, who will remain liable for any amount by which the net proceeds of such sale falls short of the product of the relevant Placing Price and the number of Placing Shares allocated to it and may be required to bear any stamp duty, stamp duty reserve tax or other similar taxes (together with any interest or penalties) which may arise upon the sale of such Placee's Placing Shares;

(hh) its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to acquire, and that the Joint Bookrunners or the Company may call upon it to acquire a lower number of Placing Shares (if any), but in no event in aggregate more than the aforementioned maximum;

(ii) the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. None of the Joint Bookrunners or the Company will be responsible for any liability to stamp duty or stamp duty reserve tax or other similar taxes resulting from a failure to observe this requirement ("Indemnified Taxes"). Each Placee and any person acting on behalf of such Placee agrees to indemnify the Company and the Joint Bookrunners on an after-tax basis in respect of any Indemnified Taxes on the basis that the Placing Shares will be allotted to the CREST account of J.P. Morgan Cazenove who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;

(jj) none of the Joint Bookrunners, nor any of their respective affiliates, nor any person acting on behalf of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placing and that its participation in the Placing is on the basis that it is not and will not be a client of any Joint Bookrunner in connection with its participation in the Placing and that the Joint Bookrunners have no duties or responsibilities to it for providing the protections afforded to their respective clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of their respective rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

(kk) in making any decision to acquire Placing Shares it (i) has such knowledge and experience in financial, business and international investment matters as is required to evaluate the merits and risks of subscribing for or acquiring the Placing Shares, (ii) will not look to the Joint Bookrunners for all or part of any such loss it may suffer, (iii) is experienced in investing in securities of this nature in this sector and is aware that it may be required to bear, and is able to bear, the economic risk of participating in, and is able to sustain a complete loss in connection with, the Placing and (iv) has no need for liquidity with respect to its investment in the Placing Shares. It further confirms that it has relied on its own examination and due diligence of the Company and its associates (taken as a whole), and the terms of the Placing, including the merits and risks involved, and not upon any view expressed or information provided by or on behalf of the Joint Bookrunners;

(ll) in connection with the Placing, the Joint Bookrunners and any of its affiliates acting as an investor for its own account may take up Placing Shares in the Company and in that capacity may retain, purchase or sell for its own account such Placing Shares in the Company and any securities of the Company or related investments and may offer or sell such securities or other investments otherwise than in connection with the Placing. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so;

(mm) these terms and conditions of the Placing and any agreements entered into by it pursuant to these terms and conditions of the Placing, and all non-contractual or other obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England and Wales and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract (including any dispute regarding the existence, validity or termination of such contract or relating to any non-contractual or other obligation arising out of or in connection with such contract), except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by either the Company or the Joint Bookrunners in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

(nn) the Joint Bookrunners, the Company and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, confirmations, acknowledgements, agreements and undertakings which are given to the Joint Bookrunners on their own behalf and on behalf of the Company and are irrevocable and it irrevocably authorises the Company and the Joint Bookrunners to produce this Announcement, pursuant to, in connection with, or as may be required by any applicable law or regulation, administrative or legal proceeding or official inquiry with respect to the matters set forth herein;

(oo) it will indemnify on an after tax basis and hold the Company, the Joint Bookrunners and their respective affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Placing; and

(pp) that the Joint Bookrunners reserve the right (acting together and subject to agreement with the Company) to waive or alter any of the provisions set out in this Announcement (including the Appendix). Any such alteration or waiver will not affect Placees' commitments as set out in this Announcement.

The foregoing representations, warranties, confirmations, acknowledgements, agreements and undertakings are given for the benefit of the Company as well as each of the Joint Bookrunners and are irrevocable. Each Placee, and any person acting on behalf of a Placee, acknowledges that neither the Company nor any of the Joint Bookrunners owes any fiduciary or other duties to any Placee in respect of any representations, warranties, undertakings or indemnities in the Placing Agreement.

Each U.S. Placee and Canadian Placee shall make specific representations, warranties and acknowledgements pursuant to a U.S. investor representation letter or a Canadian investor representation letter, as the case may be.

The agreement to allot and issue Placing Shares to Placees (and/or to persons for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax relates only to their allotment and issue to Placees, or such persons as they nominate as their agents, direct from the Company for the Placing Shares in question. Such agreement also assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to issue or transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax or other similar taxes may be payable, for which neither the Company nor any of the Joint Bookrunners will be responsible and the Placees shall indemnify the Company and the Joint Bookrunners on an after-tax basis for any stamp duty or stamp duty reserve tax paid by them in respect of any such arrangements or dealings. If this is the case, each Placee should seek its own advice and notify the Joint Bookrunners accordingly.

The Company and the Joint Bookrunners are not liable to bear any transfer taxes that arise on a sale of Placing Shares subsequent to their acquisition by Placees or for transfer taxes arising otherwise than under the laws of the United Kingdom. Each Placee should, therefore, take its own advice as to whether any such transfer tax liability arises and notify the Joint Bookrunners accordingly. Furthermore, each Placee agrees to indemnify on an after-tax basis and hold each of the Joint Bookrunners and/or the Company and their respective affiliates harmless from any and all interest, fines or penalties in relation to stamp duty, stamp duty reserve tax and all other similar duties or taxes to the extent that such interest, fines or penalties arise from the unreasonable default or delay of that Placee or its agent.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the acquisition by them of any Placing Shares or the agreement by them to acquire any Placing Shares.

Each Placee and any person acting on behalf of the Placee acknowledges and agrees that any Joint Bookrunner or any of their respective affiliates or agents may, at their absolute discretion, agree to become a Placee in respect of some or all of the Placing Shares.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

The rights and remedies of the Joint Bookrunners and the Company under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them and the exercise or partial exercise of one will not prevent the exercise of others.

All times and dates in this Announcement may be subject to amendment by the Joint Bookrunners (in their absolute discretion). The Joint Bookrunners shall notify the Placees and any person acting on behalf of the Placees of any changes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  12 February 2015